Blue Star Foods Corp.

3000 NW 109th St.

Miami Florida, 33172

August 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporate Finance

Re:	Blue Star Foods Corp.
Application for Withdrawal
Registration Statement on Form S-1
File No. 333-281270

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Blue Star Foods Corp., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-281270), (together with all exhibits thereto, the “Registration Statement”), filed by the Registrant on August 6, 2024.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing request, please contact counsel to the Registrant, Cassi Olson, The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170 at (646) 561-7891.

Very truly yours,

Blue Star Foods Corp.

By:	/s/ John Keeler
John Keeler
Chief Executive Officer